UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 5)*

                           NitroMed, Inc.
                          (Name of Issuer)

                    Common Stock, $0.01 par value
                   (Title of Class of Securities)

                             654798503
                           (CUSIP Number)

                         Jeffrey I. Martin
                     Rho Capital Partners, Inc.
                  152 West 57th Street, 23rd Floor
                      New York, New York 10019
                            212-751-6677
            (Name, Address, and Telephone Number of Person
           Authorized to Receive Notices and Communications)


                           October 22, 2008
          (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 5 to Schedule 13D for NitroMed, Inc., a Delaware corporation ("NitroMed" or "the Issuer"), amends a statement on Schedule 13D originally dated as of January 9, 2004, as amended as of April 14, 2004, January 16, 2006, May 9, 2006, and December 14, 2006, with respect to shares of NitroMed Common Stock, par value $0.01 per share, beneficially owned by Rho Capital Partners, Inc., a New York corporation ("Rho"), its controlling shareholders Joshua Ruch, Habib Kairouz and Mark Leschly, and the following affiliated investment vehicles: Rho Ventures IV, L.P.; Rho Ventures IV (QP), L.P.; Rho Ventures IV GmbH & Co. Beteiligungs KG; Rho Management Trust II; Rho Management Ventures IV, LLC; and Rho Capital Partners Verwaltungs GmbH (collectively, the "Reporting Persons").

     This Amendment is filed to amend items 4, 6 and 7 of the statement on
Schedule 13D as previously filed, by addition of the following:


Item 4. Purpose of Transaction

On October 22, 2008, NitroMed and JHP Pharmaceuticals, LLC, a privately held specialty pharmaceutical company ("JHP"), entered into a Purchase and Sale Agreement (the "Asset Sale Agreement") pursuant to which NitroMed has agreed to sell to JHP substantially all of the assets related to NitroMed's BiDil drug business (the "Asset Sale"). The Reporting Persons support such transaction.

Under the terms of the Asset Sale Agreement, NitroMed will sell to JHP NitroMed's BiDil drug business, intellectual property rights, trade names, certain assumed contracts, inventory, receivables and tangible personal property and JHP will assume from NitroMed specified liabilities relating to the BiDil drug business. NitroMed will retain its cash and cash equivalents and will also retain all assets associated with its nitric oxide enhancing technologies. Subject to certain adjustments, JHP will pay NitroMed a total purchase price of $24.5 million for its assets, subject to adjustments set forth in the Asset Sale Agreement. NitroMed and JHP currently expect to complete the Asset Sale in early 2009, subject to the satisfaction or waiver of certain customary conditions, and the absence of materially adverse changes to the business, all as set forth in the Asset Sale Agreement. The foregoing summary of the terms of the Asset Sale Agreement is qualified by reference to the full text of that agreement, which is included as Exhibit 10.1 to the Issuer's Form 8-K filed as of October 22, 2008, and is incorporated herein by reference.

Mark Leschly, a Reporting Person, serves on the Issuer's board of directors. The Issuer's board of directors has unanimously approved the Asset Sale and the Asset Sale Agreement, and has adopted resolutions recommending the requisite stockholder approval for consummation of the Asset Sale.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 22, 2008,in connection with the execution of the Asset Sale Agreement, NitroMed and JHP entered into a stockholder Voting Agreement (the "Voting Agreement") with certain shareholders of Nitromed, including certain of the Reporting Persons, which collectively own or control in aggregate approximately 28% of NitroMed's Common Stock. Pursuant to the Voting Agreement, each of such shareholders, among other matters, (1) agreed to vote its shares of NitroMed common stock in favor of approval of the transactions contemplated under the Asset Sale Agreement and against the approval or adoption of any alternative transactions, (2) granted to JHP a proxy to vote its shares of NitroMed Common Stock in favor of approval of the transactions contemplated under the Asset Sale Agreement, (3) agreed not to transfer its shares of NitroMed Common Stock prior to the expiration of the Voting Agreement, and (4) agreed not to solicit proposals relating to alternative transactions or enter into discussions or provide confidential information in connection with proposals for alternative transactions. The Voting Agreement is included as Exhibit A filed with this Amendment No. 5 and is incorporated herein by reference. The foregoing summary of the terms of the Voting Agreement is qualified by reference to the full text of that agreement, which is included as Exhibit A to this Amendment No. 5 to Schedule 13D, and is incorporated herein by reference.

Except as described or referred to above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to Be Filed as Exhibits

The following document is filed as exhibit hereto:

A. Voting Agreement, dated as of October 22, 2008

                                Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 28, 2008



RHO CAPITAL PARTNERS, INC.

By:/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer



JOSHUA RUCH

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer for Joshua Ruch



HABIB KAIROUZ

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer for Habib Kairouz



MARK LESCHLY

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer



RHO VENTURES IV, L.P.

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer



RHO VENTURES IV (QP), L.P.

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer






RHO MANAGEMENT VENTURES IV, L.L.C.


/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer




RHO VENTURES IV GMBH & CO BETEILIGUNGS KG

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer



RHO CAPITAL PARTNERS VERWALTUNGS GMBH

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer



RHO MANAGEMENT TRUST II


/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer



RHO INVESTMENT PARTNERS "H" L.P.

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer



RHO MANAGEMENT PARTNERS L.P.

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer



ATLAS CAPITAL CORP.

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer